SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2009, incorporated by reference herein:

Exhibit

99.1     Release dated January 26, 2008, entitled “UPDATE ON THE EFFECT OF THE POWER
            OUTAGE AT THE BLYVOORUITZICHT MINE”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: January 26, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD")

UPDATE ON THE EFFECT OF THE POWER OUTAGE AT THE BLYVOORUITZICHT MINE

DRDGOLD wishes to advise that underground operations at the No 5 shaft of the Blyvooruitzicht mine held by DRDGOLD South African Operations (Pty) Limited (“DRDGOLD SA”) resumed at the start of the night shift on Thursday 22 January 2009.

Operations at the mine were disrupted last Saturday night (17 January 2009) when lightning struck an Eskom electrical substation at the mine’s No 5 shaft, causing a major power outage and damage to equipment.

Management estimates that the impact on gold production is 1 095 ounces.

Randburg
26 January 2009

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